

ENDEAVOR

Silver Lake To Close Endeavor Transaction On March 24th At $27.50

March 03, 2025 08:37 AM Eastern Standard Time

MENLO PARK, Calif. & NEW YORK--(BUSINESS WIRE)--Silver Lake hereby announces that it will close its acquisition of Endeavor Group Holdings, Inc. (NYSE: EDR) on March 24, 2025 at $27.50 per share, subject only to closing conditions that Silver Lake is confident will be satisfied prior to such time. Almost one year ago, Silver Lake entered into a binding merger agreement at this price following extensive negotiations with a special committee of independent directors of the company and is confident that $27.50 was and is appropriate and fair consideration to all Endeavor shareholders. The $27.50 price represents a 57% premium over Endeavor's unaffected closing stock price on October 24, 2023, the last full trading day prior to Silver Lake's announcement of its intention to make a proposal to take the company private.

It has been reported in the press that large blocks of shareholders have arbitraged the deal in order to demand appraisal. Silver Lake believes that the pervasive trading by these hedge funds, many of whom accumulated substantial positions in the stock of Endeavor (and presumably also its public subsidiary, TKO Group Holdings, Inc. (NYSE: TKO)) only after the deal was announced, has caused an artificial increase in the stock price. Appraisal entitles dissenters to the fair value of their Endeavor shares, not to amounts attributable to artificial inflation through arbitrage activity.

Against this backdrop, Silver Lake hereby advises all dissenters that it does not intend to pay them any merger consideration at closing - nor at any time until there is full resolution with respect to such appraisal claims - consistent with its rights under Delaware law. Any shareholders who submitted valid appraisal demands by the deadline of February 4, 2025 can perfect their appraisal rights under Delaware law following closing and pursue those claims. Delaware law does not, however, entitle dissenting shareholders to receive the merger consideration at closing nor prior to the final judicial determination of the appraisal litigation.

Additionally, any shareholders who purchase shares in the market subsequent to the February 4, 2025 deadline should appreciate that they do not have the right to demand appraisal on those recently acquired shares. Shareholders are referred to Endeavor's Information Statement filed on Schedule 14C on January 15, 2025, for a more detailed summary of appraisal rights.

Going forward, Silver Lake will remain focused on Endeavor's business, in partnership with the Endeavor management team and its other anchor investors. Silver Lake intends to vigorously defend any litigation related to the Endeavor acquisition and looks forward to closing the transaction.

About Silver Lake

Silver Lake is a global technology investment firm, with approximately $102 billion in combined assets under management and committed capital and a team of professionals based in North America, Europe and Asia. Silver Lake's portfolio companies collectively generate nearly $258 billion of revenue annually and employ approximately 517,000 people globally.

Contacts

SILVER LAKE CONTACTS

Media:
Matt Benson/Ginger Li
mediainquiries@silverlake.com

Edelman Smithfield
Jennifer.Stroud@edelmansmithfield.com